Filed Pursuant to Rule 433
Registration Statement No. 333-189102

Pricing Term Sheet

PIEDMONT OPERATING PARTNERSHIP, LP

Pricing Term Sheet

Issuer:	Piedmont Operating Partnership, LP
Guarantor:	Piedmont Office Realty Trust, Inc.
Size:	$400,000,000
Gross proceeds:	$399,164,000
Maturity:	March 15, 2024
Coupon:	4.450%
Issue price:	99.791%
Yield to maturity:	4.476%
Spread to Benchmark Treasury:	T+178 bps
Benchmark Treasury:	2.750% due February 15, 2024
Benchmark Treasury Price and Yield:	100-15 / 2.696%
Interest Payment Dates:	March 15 and September 15 commencing September 15, 2014
Optional redemption:	Make-whole call @ T+30 bps prior to 90 days prior to maturity, then 100.000%
Trade date:	February 25, 2014
Settlement:	T+7; March 6, 2014
CUSIP:	720198 AD2
ISIN:	US720198AD26
Denominations/Multiple:	2,000 x 1,000

Bookrunners:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

Changes from the Preliminary Prospectus Supplement

Use of Proceeds: The Issuer intends to use the net proceeds from this offering to repay $350 million of outstanding secured mortgage indebtedness and for general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 and Morgan Stanley & Co. LLC at 1-866-718-1649.